UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

IDENIX PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

IMPERIAL BLUE CORPORATION

(Offeror)

a wholly owned subsidiary of

MERCK & CO., INC.

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45166R204

(CUSIP Number of Class of Securities)

Geralyn S. Ritter

Senior Vice President, Global Public Policy and Corporate Responsibility,

Secretary and Assistant General Counsel

Merck & Co., Inc.

One Merck Drive, P.O. Box 100,

Whitehouse Station, NJ 08889-0100

(908) 423-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

James Modlin

David Schwartz

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

(212) 837-6000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Reference is made to the Agreement and Plan of Merger, dated as of June 8, 2014 (the “Merger Agreement”), by and among Merck & Co., Inc. (“Merck”), Imperial Blue Corporation, a wholly-owned subsidiary of Merck (“Merger Sub”), and Idenix Pharmaceuticals, Inc. (“Idenix”), a copy of which agreement was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Idenix on June 9, 2014.

As mutually agreed to by the parties to the Merger Agreement, Merger Sub has agreed to commence its tender offer to purchase for cash any and all of the issued and outstanding shares of common stock, par value $0.001 per share, of Idenix at $24.50 per share as promptly as reasonably practicable and in any event by 5:00 p.m. (New York City Time) on Friday, June 20, 2014 (notwithstanding the first sentence of Section 1.1(a) of the Merger Agreement that requires Merger Sub to have commenced its tender offer by 5:00 p.m. (New York City Time) on Friday, June 13, 2014).

Important Information about the Tender Offer

The tender offer for the outstanding shares of Idenix has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for the tender offer materials that Merck and Merger Sub will file with the Securities and Exchange Commission (“SEC”). At the time the planned tender offer is commenced, a tender offer statement on Schedule TO will be filed by Merck and Merger Sub with the SEC and Idenix will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the tender offer. The tender offer materials (including an offer to purchase, a related letter of transmittal and other tender offer documents) and the solicitation/recommendation statement will contain important information that holders of shares of Idenix common stock are urged to read carefully when they become available, as each may be amended or supplemented from time to time, and because they will contain important information that holders of shares of Idenix common stock should consider before making any decision regarding tendering their shares. The tender offer materials will be made available to Idenix’s stockholders at no expense to them. In addition, all of those materials (and other tender offer documents filed with the SEC) will be made available at no charge on the SEC’s website at www.sec.gov. Additional copies of the tender offer materials may be obtained at no charge by contacting Merck at One Merck Drive, Whitehouse Station, NJ, 08889 or by phoning (908) 423-1000. In addition, Merck and Idenix file annual, quarterly and current reports and other information with the SEC. You many read and copy any reports or other information filed by Merck or Idenix at the SEC public reference room at 100 F Street, N.E., Washington, D.C., 20549. For further information on the SEC public reference room, please call 1-800-SEC-0330. Merck’s and Idenix’s filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov.

Merck Forward-Looking Statement

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements include statements regarding the timing and closing of the tender offer and the merger transactions, the ability of Merck to complete the transactions considering the various closing conditions, and any assumptions underlying any of the foregoing. These statements are based upon the current beliefs and expectations of Merck’s management and are subject to significant risks and uncertainties. There can be no guarantees with respect to pipeline products that the products will receive the necessary regulatory approvals or that they will prove to be commercially successful. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include but are not limited to, general industry conditions and competition; general economic factors, including interest rate and currency exchange rate fluctuations; the impact of pharmaceutical industry regulation and health care legislation in the United States and internationally; global trends toward health care cost containment; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approval; Merck’s ability to accurately predict future market conditions; manufacturing difficulties or delays; financial instability of international economies and sovereign risk; dependence on the effectiveness of Merck’s patents and other protections for innovative products; the exposure to litigation, including patent litigation, and/or regulatory actions; timing of the tender offer and merger; uncertainties as to how many Idenix stockholders will tender shares in the tender offer; the possibility that competing offer may be made; the possibility that various closing conditions to transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transactions; or that a material adverse effect occurs with respect to Idenix.

Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Merck’s 2013 Annual Report on Form 10-K and the company’s other filings with the SEC available at the SEC’s Internet site (www.sec.gov).